2929 Seventh Street, Suite 100
Berkeley, California 94710
February 27, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Dynavax Technologies Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 0-50577
Dear Mr. Rosenberg:
This letter sets forth the responses of Dynavax Technologies Corporation (the “Company”, “we”, “our” or “us”) to the verbal request for supplemental information received from the staff (the “Staff”) of the Securities and Exchange Commission confirmed in our call on February 25, 2008 (the “Request”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2007 (the “Form 10-Q”) (File No. 0-50577). We have incorporated the text of the Staff comments from the Request into this response letter for convenience. We note, as we discussed, that your third question will be addressed under separate cover.
1.	Please provide us the proposed revised disclosure with respect to revenue recognition.
Response:
Proposed Disclosure
With respect to Comment 1, we propose to make the following disclosure in the corresponding section of our Notes to Consolidated Financial Statements, Note 2. “Summary of Significant Accounting Policies” in our Form 10-K for the year ended December 31, 2007.
Revenue Recognition
     Our revenues derive from collaborative agreements as well as grants. Collaborative agreements may include upfront license payments, cost reimbursement for the performance of research and development, milestone payments, contract manufacturing services, and royalty fees. In accordance with SAB 104, we recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Our revenue arrangements that contain multiple elements are evaluated under the provisions of EITF 00-21. The different elements of the revenue arrangement are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer

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and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.
     Revenue from non-refundable upfront license fees and other payments under collaboration agreements where we have continuing performance obligations is deferred and recognized as performance occurs. Revenue is recognized on a ratable basis, unless we determine that another methodology is more appropriate, through the date at which our performance obligations are completed. We recognize cost reimbursement revenue under collaborative agreements as the related research and development costs are incurred, as provided for under the terms of these agreements.
     Revenue from milestones that are contingent upon the achievement of substantive at-risk performance criteria is recognized in full upon achievement of those milestone events in accordance with the terms of the agreement and assuming all other revenue recognition criteria have been met. All revenue recognized to date under our collaborative agreements has been nonrefundable.
     Revenues from the manufacturing and sale of vaccine and other materials are recognized upon meeting the criteria for substantial performance and acceptance by the customer.
     Revenue from royalty payments is contingent on future sales activities by our licensees. As a result, we recognize royalty revenue when reported by our licensees and when collection is reasonably assured.
     Revenue from government and private agency grants are recognized as the related research expenses are incurred and to the extent that funding is approved. Additionally, we recognize revenue based on the facilities and administrative cost rate reimbursable per the terms of the grant awards. Any amounts received in advance of performance are recorded as deferred revenue until earned.
2.	Please provide us with an update and the proposed disclosure regarding SUPERVAX as not material and confirm your removal of reference to the third party valuation.
Response:
     From the acquisition date through the year ended December 31, 2006, we continued registration activities for Supervax in territories other than Argentina. Actual sales for the fiscal year ended 2006 of Supervax in Argentina, while immaterial, were substantially in accordance with the original projections at the valuation date. During fiscal year 2007, we continued to monitor sales of Supervax in Argentina and we continued efforts to market Supervax in order to

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determine if we could achieve planned regulatory approvals in other markets. We recorded immaterial revenues and expenses related to the manufacture and sale of formulated bulk vaccine in 2006 to the third party distributor. During the fourth quarter of 2007, we were notified that the distributor was unable to meet its annual commitment to order additional bulk vaccine due to its inability to sell all of the previously purchased Supervax product in the Argentine market. The underperformance of the Supervax program relative to originally expected future sales caused us to discontinue our marketing efforts of Supervax in territories outside of Argentina.
Proposed Disclosure
With respect to Comment 2, we propose to make the following disclosure in our Management’s Discussion and Analysis of Financial Conditions and Results of Operations, Results of Operations in our Form 10-K for the year ended December 31, 2007.
Acquired In-process Research and Development
     Following our April 2006 acquisition of Rhein Biotech GmbH (Rhein), we recorded the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. As a result, we recorded net tangible assets of $3.0 million, goodwill of $2.3 million, other intangible assets of $5.1 million, and expense associated with the acquired in-process research and development of $4.2 million, representing the fair value of research projects that had not yet reached technological feasibility and that have no alternative future use.
     A summary of the acquired in-process research and development programs, and of the value assigned and recognized as expense as of the acquisition date is as follows (in thousands):

		Estimated
		Acquisition Date
Program	Description	Fair Value
Supervax	A hepatitis B vaccine launched in Argentina in December 2006 and approved for marketing and sales through a third party distributor.	$890

Theravax	A potential therapeutic treatment for chronic Hepatitis B infection.	$2,740

Cytovax	A potential prophylactic vaccine to prevent infection from cytomegalovirus.	$550

		$4,180

     At the time of the acquisition, the estimated fair value of the acquired in-process research and development for the Supervax program was determined using the income approach, which

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discounts expected future cash flows to present value. We estimated the related future net cash flows between 2006 and 2020 and discounted them to their present value using a risk-adjusted discount rate of 50%, which was based on the estimated internal rate of return for Rhein’s operations and was comparable to the estimated weighted average cost of capital for companies with Rhein’s profile. The projected cash flows from the Supervax program were based on key assumptions such as estimates of revenues and operating profits related to the program considering its stage of development; the time and resources needed to complete the development and approval of the related product; the life of the potential commercialized product and associated risks, including the inherent difficulties and uncertainties in developing a drug compound such as obtaining FDA and other regulatory approvals; and risks related to the viability of and potential alternative treatments in any future target markets. Given the high risk associated with the development of new drugs, we adjusted the revenue and expense forecasts to reflect the probability and risk of advancement through the regulatory approval process based on the stage of development in the regulatory process.
     From the acquisition date through the year ended December 31, 2006, we continued registration activities for Supervax in territories other than Argentina. Actual sales for the fiscal year ended 2006 of Supervax in Argentina, while immaterial, were substantially in accordance with the original projections at the valuation date. During fiscal year 2007, we continued to monitor sales of Supervax in Argentina and we continued efforts to market Supervax in order to determine if we could achieve planned regulatory approvals in other markets. However, the lack of performance of the Supervax program under our distribution arrangement caused us to discontinue our marketing efforts of Supervax in territories outside of Argentina. For the year ended December 31, 2007, we recorded an impairment charge of $0.4 million to write off the intangible asset and inventory associated with the Supervax program.
     At the time of the acquisition, the estimated fair value of the acquired in-process research and development for the Theravax and Cytovax programs was determined using the cost approach. We considered the stage of product development and the nature of these projects. At the valuation date, both Theravax and Cytovax were in early stages of development and were many years away from obtaining regulatory approval, if at all, and the risks associated with identifying material cash flows as well as the nature, timing and projected costs associated with the remaining efforts for completion of the projects were not reasonably estimable. However, we were able to estimate the cost involved in recreating the technology using historical data from Rhein, including cost and effort applied to the development of the technology prior to the acquisition date. We did not anticipate significant cash inflows for Theravax or Cytovax. Significant appraisal assumptions included historical data related to personnel effort, costs associated with those efforts, and external costs in order to estimate the fair value of these products as of the acquisition date.
     In March 2007, we initiated a Phase 1 clinical study to evaluate Theravax in 20 healthy subjects. We intend to continue further development of a therapy to treat chronic hepatitis B infection. In early 2007, we made a strategic decision to discontinue development of Cytovax in order to focus on other opportunities in our product pipeline; however, due to the early stage of development, there was no impact to our results of operations and financial condition.

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In addition, at the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding this response letter to Mrs. Jennifer Lew, Corporate Controller, at (510) 665-7217 or to Ms. Linda Nguyen, Manager of External Reporting, at (510) 665-0417.

Respectfully submitted,

/s/ Michael Ostrach Michael Ostrach
Vice President and Chief Business Officer

cc:	Deborah A. Smeltzer, Vice President, Operations and Chief Financial Officer
Jennifer Lew, Director and Corporate Controller
Glen Y. Sato, Esq., Cooley Godward Kronish
Nikki D. Pope, Esq., Cooley Godward Kronish
Darcy Lopes, Ernst & Young LLP